Exhibit 99.1

Simcere Pharmaceutical Group Announces Sale of Equity Interest in Boda

NANJING, China, June 24, 2013 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced that it entered into a share transfer agreement with Zhuhai Rongding Equity Investment Partnership L.P. on June 17, 2013 to sell Simcere’s approximately 99.99% equity interest in Jilin Boda pharmaceutical Co., Ltd. (“Boda”), which is currently the manufacturer of Yidasheng, for a cash consideration of RMB400 million.

Simcere holds an approximately 99.99% stake in Boda through acquisitions made since 2007. Upon completion of this transaction, Simcere will no longer hold any equity interest in Boda. Consummation of the transaction is subject to certain closing conditions.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing: Jie Liu D’Elia Vice President Simcere Pharmaceutical Group Tel: 86-25-8556-6666*8857	In the United States: Cindy Zheng Brunswick Group LLC Tel: 1-212-333-3810

In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600